JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that they are jointly filing this statement on Schedule 13G. Each of them is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the 28h day of September, 2026.

LSP 7 Coöperatief U.A.
By: LSP 7 Management B.V., its managing director

By: /s/ Merijn Klaassen
Name: Merijn Klaassen
Title: Managing Director

By: /s/ René Kuijten
Name: René Kuijten
Title: Managing Director

LSP 7 Management B.V.

By: /s/ Merijn Klaassen
Name: Merijn Klaassen
Title: Managing Director

By: /s/ René Kuijten
Name: René Kuijten
Title: Managing Director